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                               September 18, 2020

       Roland Burns
       President and Chief Financial Officer
       Comstock Resources, Inc.
       5300 Town and Country Blvd.
       Suite 500
       Frisco, Texas 75034

                                                        Re: Comstock Resources,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            Form 8-K Filed
August 5, 2020
                                                            File No. 1-03262

       Dear Mr. Burns:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Business and Properties
       Primary Operating Areas, page 9

   1. Expand your disclosure to provide the annual volumes of production by final product sold for each of the last
three fiscal years, including the disclosure of natural gas liquids production if sold
separately. Refer to the disclosure requirements in Item 1204(a) of
                                                        Regulation S-K.
       Oil and Natural Gas Reserves, page 11

   2. The third party reserves audit reports filed as Exhibits 99.1 and 99.2, respectively, disclose natural gas liquids
reserves; however, such reserves are not disclosed in the filing on Form
 Roland Burns
Comstock Resources, Inc.
September 18, 2020
Page 2
         10-K as of December 31, 2019. Tell us the reason(s) for this apparent inconsistency in the disclosure of your proved reserves.
3. The tabular presentation provided on page 11 relating to the proved reserves as of
         December 31, 2019 indicates that the present worth discounted at 10% (
  PV 10 Value   )
         for your proved developed non-producing reserves is positive. However, both third party reserves audit reports filed as Exhibits 99.1 and 99.2, respectively, disclose that the present worth at 10% relating to such reserves is negative. Tell us the reason(s) for this apparent inconsistency in the disclosure of information relating to your proved reserves.
4. The third party reserves audit report filed as Exhibit 99.2 indicates that you have included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent. Tell us if the referenced locations were part of the development plan adopted by your management at
         December 31, 2019. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X.
5. If you have adopted a plan to drill proved undeveloped locations with negative present worth discounted at 10 percent, disclose the marginal nature of these wells and the economic risk that they pose in your filing. Refer to FASB ASC 932-235-50-10 and your response dated January 19, 2012 to comment 3 in the letter dated December 28, 2011.
6. Revise the tabular disclosure provided on page 12 relating to the average production cost per unit of production for each of the last three fiscal years to exclude the costs relating to severance and ad valorem taxes and transportation costs. Refer to Item 1204(b)(2) of
         Regulation S-K.
7. The tabular reconciliation of the changes that occurred in proved undeveloped reserves provided on page 13 indicates that no new reserves were added from extensions and discoveries for the fiscal year ended December 31, 2019. This disclosure appears to be inconsistent with the level of drilling activity that occurred during the year and the disclosure relating to the change in total proved reserves for new reserves added from extension and discoveries. Tell us the reason(s) for this apparent inconsistency in the disclosure of information relating to your proved undeveloped reserves.
Exhibits and Financial Statement Schedules
(b) Exhibits
Exhibit 99.1, page 66

8. Expand the disclosure in Exhibit 99.1 to provide the qualifications of the technical person(s) of the independent petroleum engineering firm primarily responsible for
FirstName LastNameRoland Burns
       overseeing the firm   s audit of the Company   s proved reserves.
Alternatively, expand the
Comapany    NameComstock
       disclosure             Resources,
                  in the filing          Inc. to provide this disclosure. Refer
to the disclosure
                                on Form 10-K
       requirements
September            pursuant
           18, 2020 Page    2 to Item 1202(a)(7) of Regulation S-K.
FirstName LastName
 Roland Burns
FirstName LastNameRoland   Burns
Comstock Resources, Inc.
Comapany 18,
September NameComstock
              2020        Resources, Inc.
September
Page 3    18, 2020 Page 3
FirstName LastName
9. The disclosure in Exhibit 99.1 does not appear to address all of the requirements of the report pursuant to Item 1202(a)(8) of Regulation S-K. Obtain and file a revised reserves report to address the following points:

                The reserves report should state the purpose for which the report was prepared, e.g.
              for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange
              Commission. See Item 1202(a)(8)(i) of Regulation S-K.

                The reserves report should specify the initial benchmark and the average realized prices after adjustments for location and quality differentials, by product type, including natural gas liquids, for the reserves included in the report. See Item
              1202(a)(8)(v) of Regulation S-K.
10. The reserves report refers to additional supplemental information, e.g. various summaries including Schedule No. 1 through Schedule No. 5 and an Appendix: SEC Petroleum
         Reserve Definitions that are not included with the report. Obtain and file a revised report to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.
11. The tabular summary of the estimated remaining net reserves and future net revenue provided on page 1 indicates that the proved developed non-producing reserves have negative future net revenue, both undiscounted and discounted at 10%. Tell us why these reserves meet the requirements to be classified as proved reserves at December 31, 2019.
         Refer to the definitions of economically producible, proved reserves, and reserves in
         Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X, respectively.
Notes to Consolidated Financial Statements
Note 14 Oil and Gas Reserves Information (Unaudited), page F-36

12. Expand your disclosure of the changes in the net quantities of total proved reserves for each of the periods presented to include an appropriate narrative explanation of the significant changes related to each line item other than production. To the extent that two or more separate and unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. In particular, disclosure relating to the revisions in previous estimates of reserves should identify such underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5 and Instruction
         1 to Item 302(b) of Regulation S-K.
13. The figures relating to the changes that occurred in your total proved reserves due to extensions and discoveries appear to be inconsistent with the corresponding figures relating to such changes that occurred in your proved undeveloped reserves for each of the
 Roland Burns
Comstock Resources, Inc.
September 18, 2020
Page 4
      last three fiscal years presented. Expand the discussion of the changes in your total proved reserves attributed to extensions and discoveries to explain the reason(s) for this difference. Refer to FASB ASC 932-235-50-5.
14. Tell us if the costs associated with the abandonment of your proved undeveloped locations, have been included as part of the future development costs used in the calculation of the standardized measure as of December 31, 2019. If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.
Form 8-K Filed August 5, 2020

Exhibit 99.1
Financial Results for the Three and Six Months Ended June 30, 2020, page 1

15. We note your presentation of the non-GAAP measure adjusted net income available to common stockholders. Revise to present a tabular reconciliation of adjusted net income available to common stockholders to net income. Additionally, revise to disclose the reasons why you believe your presentation of this non-GAAP measure provides useful information to investors. Lastly, revise to disclose the purposes for which management uses this non-GAAP measure. Please refer to Regulation G and Item 10(e)(1)(i) of
      Regulation S-K.
16. We note certain line items in your tabular reconciliation of net income to EBITDAX that are not traditionally included to arrive at the non-GAAP measure EBITDAX. Tell us whether you considered labeling this measure adjusted EBITDAX.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robert
Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at
(202) 551-3699 with any other questions.



                                                            Sincerely,
FirstName LastNameRoland Burns
                                                            Division of
Corporation Finance
Comapany NameComstock Resources, Inc.
                                                            Office of Energy &
Transportation
September 18, 2020 Page 4
cc:       Brian Claunch
FirstName LastName